[HSBC LETTER HEAD]

Iain J Mackay
Group Finance Director

Ms Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549                                                 21 October 2011

Re:	HSBC Holdings plc Form 20-F for Fiscal Year Ended December 31, 2010 Filed March 8, 2011 Form 6-K Filed August 5, 2011 File No. 001-14930

Dear Ms Hayes,

Thank you for your letter dated 13 September 2011. We have repeated below the comments in your letter, followed by our responses.

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refers to HSBC Holdings together with its subsidiaries. References to page numbers relate to the 2010 Annual Report on Form 20-F unless otherwise indicated.

Form 20-F for Fiscal Year Ended December 31, 2010

Report of the Directors: Overview, page 1

Top and emerging risks, page 11

1
We note your reference to “top” and “emerging” risks, the former of which you state potentially may have a material impact on your financial statements or the reputation of the company. In future filings, please revise to distinguish the risks that you describe in this section as “top” versus those that are “emerging.”

We will distinguish in our future filings between risks that are “top” and those that are “emerging”. All of the top and emerging risks reported in our filing were “top” risks, with the exception of “Increased geopolitical risk in Asia-Pacific and Middle East regions” which was an “emerging” risk.

Report of the Directors: Operating and Financial Review, page 14

Deferred Tax Assets, page 36

2
We note your disclosure that the most significant judgments regarding the recognition of your deferred tax assets concern the U.S. deferred tax assets. We also note from your disclosure in the Form 6-K filed August 10, 2011 that you have entered into an agreement to sell HSBC’s monoline U.S. credit card and private label credit card business and similarly note your disclosure in the Form 6-K filed on August 1, 2011 that you have entered into an agreement to sell 195 of your retail branches in upstate New York. Please tell us and revise your disclosure in future filings to discuss the impact that these changes may have on the recognition of your U.S. deferred tax assets.

HSBC Holdings plc
Level 42, 8 Canada Square, London  E14 5HQ
Tel: 020-7991 8888 Fax: 020-7992 4872
Web: www.hsbc.com

Registered in England number 617987. Registered Office: 8 Canada Square, London E14 5HQ.
Incorporated in England with limited liability

We do not anticipate that the business disposals disclosed in the Form 6-K filing will have a material impact on the recognition of our US deferred tax assets. Projected taxable profits arising from the proposed disposals will be incorporated into the ongoing analysis of recoverability of our deferred tax assets and considered with all other relevant factors, including ongoing tax planning strategies.

The recognition of deferred tax assets significantly discounts any future taxable income from our traditional lending operations. While profits on disposal will have a positive effect in providing support for the recognition of the deferred tax assets, the recognition of deferred tax assets currently relies more heavily on future taxable profits generated as a result of tax planning strategies implemented in relation to capital support from HSBC Holdings and these strategies remain unaffected by the proposed sale. The incremental capital generated as a result of the business disposal will reduce the capital support required from HSBC Holdings, but capital support from HSBC Holdings will continue to be relied on to the extent necessary to support the recoverability of our deferred tax assets.

The disclosure provided in Note 10 on the Form 20-F (pages 294-295) and Critical Accounting Policies – Deferred Tax Assets (page 36) explains that future taxable income from operations is significantly discounted, relying to a greater extent on tax planning strategies. HSBC will ensure that its disclosure in future filings continues to be updated to discuss the effect of all material factors affecting the recoverability of our deferred tax assets.

Regulation and supervision, page 85(b)

US regulation and supervision, page 85(c)

3
We note your disclosure on page 85(e) regarding the impact of the Dodd-Frank Act on your operations. Tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect. Also, to the extent reasonably known, in future filings please quantify the amount of historical proprietary revenues that you believe could be subject to restrictions once the rulemaking is finalized.

Rulemaking under the Volcker Rule has not yet been finalised and we believe there are still significant questions on the proposals which need to be answered before it is appropriate for HSBC to publicly quantify an effect. On 11 October 2011 a proposed rule was published for comment. We are currently conducting an analysis of this proposed Volcker Rule for our businesses. While we do not have segregated proprietary trading desks, the ultimate impact of these restrictions will depend on the final rules.

Challenges and uncertainties, page 88

We are subject to legal and compliance risks, which could have an adverse effect…, page 88

4
Please expand this risk factor to discuss the risks resulting from the investigations into payment protection insurance sales in the United Kingdom, including disclosure of the quantitative impact of customer redress programs and claims. Additionally, please revise future filings to title the section that appears on pages 88-93 as “Risk Factors.” Refer to Item 3.D of Form 20-F.

Based on the information available at the time of the filing of our Form 20-F, we did not consider that the risk relating to the sales of Payment Protection Insurance (“PPI”) was sufficiently significant to require disclosure as a Group level risk factor. By 2008, HSBC had taken the decision to cease selling PPI in the UK, and the fact that the risk did not relate to future sales was a factor in making this judgement.

Following the adverse outcome of the Judicial Review on 20 April 2011, as disclosed on page 216 of our Form 6-K filing, a provision was made of £318m (US$509m) as at 30 June 2011. While the amount of the provision was considered significant enough to be disclosed in the context of the Legal proceedings, investigations and regulatory matters note, the risk relating to future gains or losses as a result of re-measurement of the existing provision was not considered sufficiently significant to justify separately identified disclosure as a Group level risk factor, based on information available at the reporting date.

We will continue to review the significance of legal and compliance risks and, where considered sufficiently significant, we will separately identify them in our Group level risk factor disclosure.

We will amend our future filings to title this section “Risk Factors”.

We face a number of challenges in regulation and supervision, page 90

5
We note that this risk factor presents a discussion of recent initiatives set forth by governments and regulators, but it is unclear from your existing disclosure how the regulations you discuss present risks that affect you. As a non-exclusive example, we note that regulation implemented via the CARD Act contributed to a decline in fee revenue, but that you have not provided a discussion of that legislation in this section. Please provide proposed disclosure to be included in future filings that explains clearly how existing and proposed regulations present material risks to you.

The statement on page 90 that “we face a number of challenges in regulation and supervision” describes in overview the risk factor “Macro-prudential and regulatory risks to our business model”, which is one of the four broad categories of risk factors under which we assess the Top and Emerging Risks facing the group (see pages 11, 86 and 199).

As noted in our response to Question 4, for the year ending 31 December 2011, we will rename this section “Risk Factors” instead of “Challenges and Uncertainties”. Within each of these four broad categories of risk factors, we will comment on the potential impact on HSBC.

By way of example only, for this category “Macro-prudential and regulatory risks to our business model”, we will add a description similar to the following to describe the potential impact:

“Potential impact on HSBC: the proposals relating to capital and liquidity will impact the capital adequacy and liquidity frameworks under which financial institutions operate and result in increased capital and liquidity requirements, although the nature, timing and impact of many of the changes remain unclear. Increases in capital and liquidity requirements could have a material impact on our future financial condition or the results of our operations. For a discussion of the possible effects of the new Basel III rules on HSBC see “Capital - Future developments - Impact of Basel III”. For example, if either the quality or amount of the Group’s capital were to fall outside of the proposed regulations, HSBC could be required to raise more capital or reduce its level of risk-weighted assets in order to meet the requirements. Such actions and any resulting transactions may not be within our operating plans and may not be conducted on the most favourable terms. This could lead to lower returns on equity and cause some business activities and products to be less profitable and, in some instances, unable to cover their cost of equity. The proposed changes relating to remuneration, bank levies and other taxes could increase the cost of the Group doing business in the regulatory regimes in which these changes are implemented, reducing future profitability. Proposed changes in regulations such as the Volcker Rule, the rules relating to derivatives and central counterparties regulation, the European Markets in Financial Instruments Directive, the UK Independent Commission on Banking “Ring Fencing” proposals and recovery and resolution plans may impact the manner in which we conduct our activities and structure ourselves with the potential to both increase the costs of doing business and curtailing the types of business we can carry out, with the risk of decreased profitability as a result. Due to the stage of development and implementation of these various regulations, it is not possible to estimate the impact, if any, on the Group’s operations.”

In the case of the CARD Act, the impact was not material from a Group perspective, and hence we did not include a discussion of it in any of our Group level risk disclosures.

Credit Risk, page 93

Personal lending, page 106

6
We note your disclosure that “credit quality in [y]our personal lending portfolios improved” in 2010. We also note your disclosure here and elsewhere in your filing that this improvement can be attributed, in part, to more stringent underwriting criteria implemented by you. Please expand your disclosure to describe how your lending practices have changed. Additionally, please describe the extent to which your lending criteria may vary for different types of loans. For example, we note your disclosure on page 111 that second lien mortgage loans have higher loan-to-value ratios. Your revised disclosure should describe in greater detail how the origination criteria for a second lien loan vary from that of a first lien loan (e.g., differences in required credit scores and documentation).

Due to the geographical diversity of the Group, our lending practices and underwriting criteria are specific to markets and products. Lending criteria are modified and enhanced to reflect changes in internal factors (such as strategy or risk appetite) and external factors (such as economic conditions, regulation or competition). Where changes in internal and external factors make it necessary, we seek to reduce our exposure to risks. This can be achieved by originating more secured lending, selectively discontinuing business lines or products and distribution channels, or tightening underwriting criteria (for example reducing maximum loan-to-value ratios or reducing debt-to-income ratios).

Given our geographical diversity and broad customer base, we believe it is impractical to provide comprehensive detail of how our lending criteria vary (such as differences in required credit scores and documentation) for different types of loans. Our underwriting processes consist of application and decision-making models that are developed using performance data and loss history specific to individual products and markets. These models assist management in calibrating the lending criteria, acceptance rates and pricing to reflect the risks that are inherent in a particular product or market.

As part of our Group strategy to deploy capital more efficiently we are exiting several markets and have ceased marketing several product lines that focused on sub-prime market segments, including our sub-prime real estate portfolios in the US, which have been placed in run-off. Residential mortgage lending is now focused on first lien loans, largely to owner occupiers, with conservative loan-to-value ratios, and generally originated through our own sales force.  The majority of our second lien mortgage portfolio was originated within the US and is now in run-off. The initiatives described above have made a significant contribution to the improvements in credit quality referenced in our disclosure.

We refer to the disclosure provided on pages 107-112 of the Form 20-F which includes discussion of lending practices, changes and developments in lending practices, and their effect on the credit risk exposure of the Group. We will continue to provide disclosures in our Form 20-F to describe significant changes in lending practices during the period, and update our disclosure to cover developments in the factors and trends described in the analysis above. In addition, we will supplement this in future filings to include the following:

“Due to the geographical diversity of the Group, our lending practices and underwriting criteria are specific to markets and products. Lending criteria are modified and enhanced to reflect changes in internal factors (such as strategy and risk appetite) and external factors (such as economic conditions, regulation or competition).”

U.S. mortgage lending, page 108

7
We note that you have $11.2 billion of second lien mortgages as of December 31, 2010, the majority of which are located in the U.S. We also note your discussion of the loss experience and delinquency trends in this portfolio on page 111. Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings. If not, disclose the steps you take to monitor the credit quality of the first lien and how you factor your ability, or lack thereof, to do this in your determination of the appropriate level of allowance for loan losses for your second lien portfolio.

At 31 December 2010, US$9.3bn of second lien mortgages were held in the US. In establishing an appropriate allowance for credit loss for these second lien mortgages, we consider the delinquency status of first lien mortgage loans which we either own or service. If the delinquency status of such related first lien mortgage loan is higher than the second lien mortgage, the higher delinquency status is also assumed for the second lien mortgage loan for purposes of estimating the likelihood that the loan will progress through the remaining stages of delinquency and ultimately be written off. At 30 June 2011 when this process was implemented in the US, we held US$8.5bn of second lien mortgages in the US, of which US$0.5bn were to borrowers with first lien mortgages held or serviced by us. Due to their immateriality, we do not propose additional disclosure of second lien loans to borrowers with first lien mortgages held or serviced by us. For second lien mortgages that have an associated third-party first lien mortgage loan, we are unable to track the credit quality of the underlying first lien mortgage. In these cases, therefore, we rely solely on our roll rate migration analysis to estimate inherent losses in that portfolio segment as we believe the roll rate migration analysis adequately captures the propensity of these loans to default based on historical experience, which included both loans that have an associated third-party first lien mortgage and loans that do not. Once we have determined a second lien mortgage loan is likely to default, the loss severity assumed for that loan is close to 100 percent.

We will disclose in future filings that the majority of second lien loans are to customers that hold a first lien mortgage issued by a third-party, and that impairment allowances for these loans are determined by applying a roll rate migration analysis which captures the propensity of these loans to default based on past experience.

Nature of HSBC’s Exposures, page 129

8
Please revise your disclosure on page 130 regarding the categories of ABSs and CDOs to clarify the credit score threshold you use to determine whether a U.S. mortgage loan is sub-prime. Please also include a brief description of the factors considered when determining if a non-U.S. loan should be classified as sub-prime. Finally, please also clarify why you classify all HELoCs as sub-prime.

ABSs and CDOs are categorised according to the predominant type of collateral within the underlying pool.  Categorisation is determined at the time the security is initially recognised by HSBC. For US residential mortgage collateral pools originated prior to 2007, representing the majority of HSBC’s exposure, a FICO score of 620 or less was used as an indication of sub-prime credit quality.

Loans classified as sub-prime outside of the US are those that do not meet normal lending criteria, including instances where the normal level of documentation has not been provided, or where increased risk factors, such as poor credit history, result in lending at a higher than normal interest rate.

HELoCs are classified as sub-prime because they represent, in the majority of circumstances, second or lower ranking charges over residential property. These were considered to be more risky than Alt A mortgages because of the subordinate nature of the claim, despite the borrowers being of prime credit quality.

We will amend our future filings to include the above descriptions.

Market risk, page 145

9
We note your disclosure that you routinely validate the accuracy of your VAR models by back-testing the actual daily profit and loss results, adjusted to remove non-modeled items such as fees and commissions, against the corresponding VAR numbers. You also state that statistically you would expect to see losses in excess of VAR only 1% of the time over a one-year period and therefore the actual number of excesses over this period can be used to gauge how well the models are performing. Please tell us and consider revising your future filings to quantify the actual number of days during each period that trading losses exceeded VAR and discuss the results of your analysis and conclusion regarding the effectiveness of your models in light of whether the number of exceptions is consistent with what is statistically expected. Finally, please discuss the purpose of portfolio diversification benefits and how they are calculated.

During 2009 and 2010 there were no negative back-testing exceptions where losses exceeded VAR. These results are not statistically different from what we would expect from our model. In future filings we will provide additional disclosure, where appropriate, based on the level of back-testing exceptions experienced.

Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VAR by individual risk type and the combined total VAR. The reduction in the simple summed number to achieve the combined VAR number is a representation of the portfolio diversification benefit.

HSBC has expanded its VAR disclosure for the Form 6-K to include a quantification of the effects of portfolio diversification; we will provide similar disclosure in our 2011 Form 20-F. We will also include an explanation of portfolio diversification in this disclosure in line with the above description.

Employee compensation and benefits, page 211

10
We note your reference to Project Merlin at the bottom of page 211. Please provide proposed disclosure to be included in an appropriate section of your filing describing the Project Merlin agreement and all of its material terms, including what lending commitments you may have undertaken as part of this agreement. To the extent you believe the undertakings under Project Merlin are not material to you, please provide us with an analysis supporting that conclusion. Additionally, please include risk factor disclosure that explains what material risks, if any, the agreement presents to your company.

Project Merlin refers to an accord between certain banks in the UK, including HSBC, and the UK Government’s Chancellor of the Exchequer, which sets out the intention of the banks on matters including lending, taxation, pay and other economic contributions. The Project Merlin arrangements are general, collective intentions and not legally binding agreements, lending commitments, or other undertakings. Neither the banks involved nor the UK Government have an ability to enforce the accord on the other party.

HSBC does not consider the economic effects of fulfilling the intent of Project Merlin to be material to either the Group or to our principal operating subsidiary in the UK, HSBC Bank plc. For example:

•	although HSBC has indicated its intention to grow its loans and capacity in this accord, a substantial portion of the total capacity would have been provided in the ordinary course of business;

•
additional contributions to the Business Growth Fund plc of £250m (US$399m) over a number of years, depending on demand, and to the Big Society Capital Limited investment of £50m (US$80m) represent a de minimis capital commitment in the context of the Group; and

•	the tax and pay statements made reflect HSBC Bank plc’s proposed actions in the ordinary course of business.

Given the prominence which has been given to Project Merlin in the UK media, however, HSBC accepts that further disclosure would be helpful to the reader, and will include disclosure similar to the following in our 2011 Form 20-F:

In February 2011, certain banks in the UK including HSBC exchanged letters with the UK's Chancellor of the Exchequer to establish an accord (referred to as Project Merlin) setting out the intentions of the banks on matters including lending, taxation, pay and other economic contributions.  The intentions were, in large part, provided collectively and are not binding or enforceable on any member of the HSBC Group.  In the accord, the banks:

(a)
renewed their intention to implement the recommendations from the UK Business Finance Taskforce, established by the banks, which reported in October 2010, on improving customer relationships, ensuring better access to finance, providing better information and promoting understanding;

(b)
agreed to provide the capacity for additional gross new lending to UK corporates, with HSBC providing at least £38.8bn (US$61.9bn), with capacity to increase this to £44.1bn (US$70.4bn), including a goal for UK small and medium sized enterprises (SMEs) of £11.7bn (US$18.7bn) for the full year, with capacity for additional facilities of at least £1.2bn (US$1.9bn) if required, all subject to, inter alia, suitable demand and normal lending criteria;

(c)
agreed to abide by the UK Code of Practice on Taxation for Banks and indicated that they expected to contribute some £8bn (US$12.8bn) to the total direct and indirect tax take in 2010 and some £10bn (US$15.9bn) in 2011 in the ordinary course of business;

(d)
confirmed that collectively bonus payments in respect of 2010 would be less than in 2009 and agreed that, for each bank, the remuneration packages of the five highest paid senior executive officers who are not directors should be disclosed with more discussion of remuneration policy with shareholders;

(e)	confirmed their intention to maintain their existing charitable contributions, in cash and in kind;

(f)
agreed to make an additional contribution of up to £1bn (US$1.6bn) (up to £250m (US$399m) for HSBC) to the Business Growth Fund plc (as established under the UK Business Finance Taskforce) for equity investment in SMEs subject to demand over the life of the business and an agreed risk-weighting for the investment; and

(g)	agreed to contribute capital of £200m (US$319m) (£50m (US$80m) for HSBC) over two years to the Big Society Bank (now renamed Big Society Capital Limited) on commercial terms.

Notes on the Financial Statements, page 250

Note 2 - Summary of significant accounting policies, page 253

(g) Impairment of loans and advances, page 255

Individually assessed loans and advances, page 256

11	Please revise your disclosure on page 256 to disclose the factors considered in determining that a loan is individually significant for the purposes of assessing impairment.

IFRSs do not contain specific guidance about the criteria to be applied in determining whether a loan is individually significant for the purposes of assessing impairment. We propose to revise future filings similar to the following in order to describe the factors considered in making this assessment:

“The factors considered in determining that a loan is individually significant for the purposes of assessing impairment include:

•	the size of the loan;
•	the number of loans in the portfolio;
•	the importance of the individual loan relationship, and how this is managed; and
•	whether volumes of defaults and losses are sufficient to enable a collective assessment methodology to be applied.

Loans considered as individually significant are typically to corporate and commercial customers and are for larger amounts, which are managed on an individual relationship basis. Retail lending portfolios are generally assessed for impairment on a collective basis as the portfolios generally consist of large pools of homogeneous loans.”

(y) Insurance Contracts, page 268

12	We note your high level summary of your accounting policies related to your life and general insurance business. In future filings, please expand your disclosures to address the following:

•	Disclose the accounting standards you follow for purposes of developing your insurance accounting policies.

HSBC’s significant accounting policies for insurance contracts are compliant with IFRS 4, ‘Insurance Contracts’ (‘IFRS 4’). IFRS 4 was issued by the IASB to make limited improvements to the accounting for insurance contracts until the IASB completes the second phase of its insurance contract project. Temporary exemptions are provided in IFRS 4 to allow legacy accounting practices to continue. As a result HSBC’s existing policies for insurance contracts within the scope of IFRS 4 were developed based on the UK accounting framework applied prior to, and grandfathered upon, conversion to IFRS, which primarily includes the Association of British Insurers Statement of Recommended Practice ‘Accounting for Insurance Business’. The insurance accounting policies which we consider to be significant to the insurance businesses are disclosed on pages 268 to 269 of our 2010 Form 20-F filing, therefore we propose not to expand our disclosure in this regard.

•	Tell us whether you comply with all of the disclosure requirements outlined in the accounting standards applied for all of your insurance businesses.

Although IFRS 4 made only limited changes to the recognition and measurement of insurance contracts, it does specify the disclosures that are required to identify and explain the amounts in an insurer’s financial statements arising from insurance contracts. It also requires disclosures about the amount, timing and uncertainty of future cash flows from insurance contracts, including the disclosures in paragraphs 31 to 42 of IFRS 7 ‘Financial Instruments: Disclosures’ (‘IFRS 7’) as if insurance  contracts were within the scope of IFRS 7. The disclosures in relation to the insurance businesses as required by IFRS 4 are made in pages 155-171, 268-269, 272-273 and 343-345 of our 2010 Form 20-F filing. Our 2010 Form 20-F filing complies with IFRS disclosure requirements applicable to insurance contracts.

•	Tell us whether you have made any changes to your insurance accounting policies since adopting IFRS.

Since adoption of IFRSs, there has been no change in accounting policies for insurance contracts within the scope of IFRS 4.

Assets acquired in exchange for loans, page 258

13
We note your disclosure on page 112 and the related footnotes on page 174 that your average total loss on the sale of foreclosed properties was 51% at December 31, 2010.  Further, we note that the average time to sell a foreclosed property was 161 days, or a little less than 6 months. Please address the following:

•
Please revise your disclosure in future filings to provide a description of your valuation methodologies for determining the fair value of these properties on the date you acquire the assets in exchange for the loans. Describe the significant assumptions used in the valuation.

The disclosure on page 112 referred to in the question relates to foreclosed properties in the US, therefore, our responses address practice in relation to our US lending operations.

An asset acquired in satisfaction of a loan is initially recognised at the lower of the carrying amount of the loan (net of impairment allowance) or its fair value less costs to sell. Fair values of foreclosed properties at the time of acquisition are initially determined based upon broker price opinions. Subsequent to acquisition, a more detailed property valuation is performed, reflecting information obtained from a physical inspection of the property in the form of a listing agent broker price opinion as well as an independent broker price opinion or appraisal. A valuation is determined from this information within 90 days and any additional adjustments required are recorded in the income statement at that time.

We will revise future filings to provide expanded disclosure as set out below.

•	If you receive appraisals, revise your disclosure in future filings to describe any adjustments you may make to the appraised values including those you may make as a result of outdated appraisals.

Carrying amounts of real estate secured loans in excess of fair value less costs to sell are generally written down to the discounted cash flows expected to be recovered (which includes the estimated cash flow from the sale of the property) at or before the time foreclosure is completed or settlement is reached with the borrower but, in any event, generally no later than the end of the month in which the account becomes six months contractually delinquent. These values are determined based upon broker price opinions or appraisals which are updated every 180 days. During the quarterly period in between updates, real estate price trends are reviewed on a geographical basis and additional adjustments are recorded as necessary. No additional adjustments to the appraised values are made.

We will revise future filings to provide expanded disclosure as set out below.

•	Given the significant percentage of losses on the sale of foreclosed properties, please revise future filings to disclose whether and how you validate your methodology for accuracy.

The ‘Average total loss on foreclosed properties’ is calculated as the average loss on foreclosed properties (the loss incurred from the time the property is classified as assets held for sale until the time of sale) plus the cumulative write-downs recognised on the loans up to and upon classification as assets held for sale divided by the unpaid loan principal balance at the time of classification as assets held for sale (excluding accrued finance income and including ancillary amounts owed which were incurred prior to taking title to the property). The significant decline in home prices in the US over the last few years continues to result in significant losses as the property values securing the loans are in many cases significantly lower than the values at the time the loans were originated. Our policy for reviewing home prices involves reviewing each property no less than once every 45 days and taking sale price reductions based on the value of the property, which generally results in a lower selling price than would be obtained through a longer holding period. The adjustments to the expected sales price are recognised in the period they occur and are not factored into our initial expectation of the fair value of the property at the time the collateral is obtained because they represent declines in value occurring during the holding period.

Our methodology for determining the discounted cash flow expected to be recovered (including estimated cash flows from the sale of property) is updated to reflect our latest experience. With respect to the fair value of collateral held for sale we validate our estimates by comparing our carrying values to the updated broker’s price opinions, less any adjustments to lower the expected selling price. Adjustments in our expectation of the ultimate proceeds that will be collected are recognised as they occur based on market information at that time and consultation with our listing agents for the properties. While the average total loss on foreclosed properties is 51% and 55% for the year ended 31 December 2010 and the six months ended 30 June 2011 respectively, it should be noted that the average loss from the time we classified the property as assets held for sale to the final sale of the property expressed as a percentage of the unpaid loan principal balance (excluding accrued finance income and including ancillary amounts owed which were incurred prior to taking title to the property) is approximately 5% and 7% for the year ended 31 December 2010 and the six months ended 30 June 2011 respectively. We note that the total average loss on the sale of foreclosed properties has grown in 2011 due to market declines during the holding period and the impact from foreclosure delays.

We will revise future filings to provide expanded disclosure as set out below.

•	Please tell us the total losses on foreclosed properties for each period presented.

Total losses on foreclosed properties analysed by the period in which they were sold is presented in the table below:

	Full year	Three months to				Full year
	2010 US$m	31 December 2010 US$m	30 September 2010 US$m	30 June 2010 US$m	31 March 2010 US$m	2009 US$m

Total losses on foreclosed properties	1,415	432	364	320	299	1,676

•	Disclose in future filings how you consider the losses on sales of foreclosed properties when determining the appropriate amounts to charge-off when the asset is acquired in exchange for the loan.

We do not consider future losses on sales of foreclosed properties when determining the appropriate amounts to charge-off when the property is acquired in exchange for the loan. As required by IFRSs, collateral acquired and held for sale in satisfaction of a loan is recognised at the lower of the carrying amount of the loan (net of impairment allowance) or its fair value less costs to sell. Since deterioration in value during the period the collateral is held represents a future loss event, it cannot be considered in determining the fair value of the collateral at the acquisition date. Rather, the carrying amount of the asset is written down to reflect any subsequent declines in fair value less estimated costs to sell as they occur.

We will revise future filings to provide expanded disclosure as set out below.

•
Disclose in future filings how you consider the losses on sales of foreclosed properties when determining the net realizable value of any collateral when evaluating the amount of any possible impairment.

For purposes of evaluating loan impairment, our assessment of net realisable value and related estimated inherent losses in the portfolio take into consideration the loss severity expected based upon the underlying collateral for the loan in the event of default based upon historical and recent trends.  These expected cash flows are discounted for the period of time in which we expect it will take to ultimately collect the proceeds from the sale of the collateral and include any additional recoveries we expect will ultimately be collected from the borrower.  We do not consider the losses on past sales of foreclosed properties when determining the net realisable value of any collateral during the period it is held for sale when the losses on the sale of foreclosed properties relates to declines in market conditions during the holding period of the property. Once the property is obtained and recorded at its current fair value less costs to sell, any subsequent declines in fair value less costs to sell are recognised by recording an allowance at the time the property declines occur. These asset values are evaluated for impairment no less than once every 45 days until the property is sold and any impairment identified is immediately recognised.

Following our responses above, we will revise future filings to provide expanded disclosures similar to the following:

“The fair values of foreclosed properties are initially determined based on broker price opinions. Within 90 days of foreclosure, a more detailed property valuation is performed reflecting information obtained from a physical inspection of the property and additional write-downs are recorded as appropriate. Updates to the valuation are performed no less than once every 45 days and are repeated until the property is sold, with declines recorded through an impairment allowance. Prior to foreclosure, carrying amounts of the loans in excess of fair value less costs to sell are written down to the discounted cash flows expected to be recovered, including from the sale of the property. Broker price opinions are obtained and updated every 180 days and real estate price trends are reviewed quarterly to reflect additional deterioration. Our methodology is continuously validated by comparing the discounted cash flows expected to be recovered based on current market conditions (including estimated cash flows from the sale of the property) to the updated broker price opinion, less adjustments to lower the expected selling price.”

Note 16 – Fair values of financial instruments carried at fair value, page 308

Credit risk adjustment methodology, page 312

14
We note your disclosure that you do not adjust derivative liabilities for your own credit risk, similar to how you do for your debt issues. Please explain in further detail why you do not believe it is appropriate to adjust your derivative liabilities for your own credit risk. In this regard, we note that your own credit risk adjustments on your debt issues have at times been very significant, and volatile, and that as of December 31, 2010 your derivative liabilities were $258.7 billion.

We recognise that it is a requirement of IAS 39 that derivative liabilities should be adjusted for own credit risk in respect of the determination of fair value, and also observe that IAS 39 is not prescriptive in respect of the methodology to be used to determine the appropriate credit spread to apply and that there is divergence in the approaches used by market participants. In the 2009 Form 20-F filing on Page 170, we disclosed that we consider the appropriate credit spread to reflect our own probability of default within the credit risk adjustment for derivatives to be zero.  As a consequence we do not derive the adjustment on a bilateral basis, and have a zero adjustment against derivative liabilities.

In support of the use of a zero credit spread, we observe that we do not price our own credit spread into the execution price of derivative transactions and that we trade derivatives across a spectrum of products in two-way markets without obvious bias towards either purchases or sales. Accordingly, we believe that the use of a zero spread in the valuation of derivative liabilities is representative of fair value for those liabilities. We review our valuation methodologies on an ongoing basis including the use of the zero credit spread in considering the fair value of derivative liabilities.

We will amend our disclosure in future filings to describe the effect of valuation adjustments to derivative liabilities to reflect own credit risk. If we had provided this disclosure in our 2010 Form 20-F, it would have been as follows:

“HSBC considers that an appropriate credit spread to reflect HSBC’s own probability of default within the credit risk adjustment calculation for derivative liabilities is currently zero. Consequently, HSBC does not derive the adjustment on a bilateral basis and has a zero adjustment against derivative liabilities; this is often referred to as a ‘debit valuation adjustment’.”

Note 43 – Special purpose entities, page 361

Money market funds, page 363

15
We note your disclosure that in December 2010 management determined that it would not provide similar support in the future in light of changes to the application of banking regulations and, as a result, you no longer consolidate the CNAV funds, which you first began to consolidate in September 2008 due to the various actions you took to support the funds. Please explain in further detail the banking regulations that you believe prevent you from providing similar support in the future. Additionally, please clarify the last time you provided support or took other actions to support the CNAV funds that you were not contractually obligated to perform.

The banking regulations referred to on page 364 of the 2010 Form 20-F, were the Financial Services Authority (FSA) Large Exposures regulations which became effective on 31 December 2010. The changes in the application of the regulations extended the restrictions on the exposure that HSBC can have to connected counterparties, such that in the event that the funds require support in future, it would not be commercially viable for HSBC to provide it.

The last time that HSBC undertook actions to support the CNAV funds other than as a result of contractual obligations was in early October 2008, when HSBC undertook the actions described on page 180 of the 2008 Form 20-F in respect of purchasing SIV assets that were in enforcement from the CNAV funds, making a payment under letters of indemnity and making capital contributions to the CNAV funds. The letters of indemnity under which the payments were made expired in April 2009 and were not renewed.

In addition to the above, in late 2010 HSBC wrote to the directors of the CNAV funds to state that HSBC would not take action in the future similar to that taken in 2008 and that the CNAV funds would continue to be governed by their respective prospectuses in terms of future operations.

Exhibit 7.1

16
Please revise your future filings to show the figures used to calculate the ratio of earnings to fixed charges in addition to the method used to calculate the ratio. Refer to Item 503(d) of Regulation S-K.

We will include disclosure similar to the following in our 2011 Form 20-F:

Ratio of earnings to fixed charges

	2011	2010	2009	2008	2007
	US$m	US$m	US$m	US$m	US$m

Profit before tax		19,037	7,079	9,307	24,212
Dividends received from associates		441	414	655	363
Share of profit in associates and joint ventures		(2,517)	(1,781)	(1,661)	(1,503)

Fixed charges		23,246	26,201	60,654	67,461
- interest on deposits		20,465	23,328	56,822	63,924
- rental expense and other charges1		2,781	2,873	3,832	3,537

Earnings2
- excluding interest on deposits		19,742	8,585	12,139	26,609
- including interest on deposits		40,207	31,913	68,961	90,533

Preference share dividends3		574	374	255	288

Combined fixed charges and preference share dividends
- excluding interest on deposits		3,355	3,247	4,087	3,825
- including interest on deposits		23,820	26,575	60,909	67,749

Ratio of earnings to fixed charges
- excluding interest on deposits		7.10	2.99	3.17	7.52
- including interest on deposits		1.73	1.22	1.14	1.34

Ratio of earnings to combined fixed charges and preference share dividends
- excluding interest on deposits		5.89	2.64	2.97	6.96
- including interest on deposits		1.69	1.20	1.13	1.34

1	Includes an estimate of the interest in rental expense, charges incurred in respect of subordinated liabilities and interest on preference shares.
2	Includes profit before tax, dividends received from associates, and fixed charges, less: share of profit in associates and joint ventures.
3	Dividends on preference shares and other equity instruments.

Form 6-K filed August 5, 2011

Notes on the Financial Statements, page 179

Note 6 - Tax Expense, page 185

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Your tabular disclosure on page 186 indicates that you recognized deferred tax temporary differences not previously recognized. This appears to have had a material impact on your income tax expense during the first half of 2011. Please tell us what these deferred taxes related to, why they were not previously recognized and the circumstances that changed, causing them to be recognized.

The deferred tax assets recognised during the first half of 2011 related primarily to foreign tax credits and certain state related deferred tax assets. These deferred tax assets were recognised in our US group following the identification and implementation of a tax planning strategy in the first half of 2011. This tax planning strategy provides support for the realisation of these deferred tax assets.

More specifically, our projected use of these foreign tax credits was previously limited by the US group’s tax liability, the availability of foreign source income and the short duration of the carryforward period for these credits. The tax planning strategy identified and implemented in the first half of 2011 includes the purchase of foreign bonds and real estate mortgage investment conduit (“REMIC”) residual interests. These purchases are expected to generate sufficient taxable and foreign source income within the appropriate carryforward period to allow for the utilisation of the foreign tax credits before they expire unused and for the recognition of certain state deferred tax assets.

Note 24 - Legal proceedings, investigations and regulatory matters

Payment Protection Insurance, page 216

18
Please revise your disclosure, here or elsewhere as appropriate, to describe the significant assumptions and inputs used to determine the amount of liability related to PPI. Your disclosure indicates that there is a high degree of uncertainty; therefore, please revise to disclose which assumptions are most significant and what may cause those assumptions to change. Additionally, as part of your response, please clarify whether for purposes of making redress you are cancelling existing policies with the customers, or whether you are providing them with a monetary settlement and the policies remain in full force. To the extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances.

The FSA Policy Statement 10/12 sets out the process to be followed and the issues to be considered when reviewing individual complaints. It also requires firms to ensure that root cause analysis is undertaken and, if any systemic issues are identified in the way in which PPI was sold, this may require a proactive remediation exercise to be undertaken for certain categories of non-complainants who purchased PPI at various times.

The key assumptions relevant to calculating the potential liability are likely to evolve over time as the root cause analysis is completed and more data is available regarding actual complaint volumes. However, the main assumptions currently in use are:

•	assumptions regarding how many customer complaints will be received, for how long a period and the sums to be paid in each claim.

•	assumptions regarding the number of non-complainant customers who will have to be contacted if systemic issues are identified following root cause analysis.

•
assumptions regarding the response rate from customers who are contacted pro-actively: rates will not be known until  any customer contact programme that is required has started and customers’ responses are received.

•	assumptions regarding the expected uphold rate for those complaints and the amount of redress payable in upheld cases.

We will describe the significant assumptions in our 2011 Form 20-F, as set above, and amended for any changes which emerge from the root cause analysis.

For insurance contracts sold from April 2006 onwards (representing the majority of policies currently in force), PPI policies sold by HSBC were generally underwritten by an external insurer. For these policies, HSBC does not record an insurance liability. Therefore, in this circumstance, the customer redress programme has no effect on our reported insurance liabilities.

For policies sold by HSBC prior to April 2006, PPI was provided through HSBC Group insurance subsidiaries. Insurance liabilities for this business are recorded for outstanding claims only on an incurred loss basis.  Due to the low proportion of pre-2006 policies still in force, and given that no insurance liability is recorded unless a claim is recorded (or incurred but not yet reported), the customer redress programme will not have a significant effect on our insurance liabilities.

If a complaint is upheld in relation to an existing PPI policy, the policy is cancelled which automatically generates a partial refund of the premium (providing the customer has not made a successful claim). If the insurance is provided through a HSBC Group insurance subsidiary this cost is incurred by HSBC and reflected in the PPI provision. If the insurance is provided by a third party insurer, the partial refund received from the insurance provider forms part of the redress paid to the customer, and is therefore not provided for in the PPI provision.

Where a complaint is upheld in relation to an existing PPI policy and there has been a successful insurance claim against the protection policy, then no part of the premium is recovered from third party insurance providers, and the full amount of the redress paid is reflected in the PPI provision.

In connection with the responses provided above, HSBC Holdings plc hereby acknowledges that:

•	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and

•	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/ Iain J Mackay
Iain J Mackay
Group Finance Director